Exhibit 12
Statements re: computation of ratio of earnings to combined fixed charges and preferred distributions
(Dollars in Thousands)

	For the six months ended June 30,		For the year ended December 31,
	2018		2017		2016		2015		2014		2013
Net income (loss) from continuing operations	$1,474		$(4,939)		$(3,698)		$3,596		$(5,902)	(1)	$1,527
Add: fixed charges and preferred and senior common distributions	18,407		35,459		35,075		35,871		33,592		31,506
Less: preferred and senior common distributions	(5,656)		(10,876)		(7,656)		(5,101)		(4,636)		(4,394)
Earnings	$14,225		$19,644		$23,721		$34,366		$23,054		$28,639
Fixed charges and preferred and senior common distributions:
Interest expense (2)	$11,985		$22,855		$25,472		$28,802		$27,284		$25,314
Amortization of deferred financing fees	759		1,715		1,932		1,955		1,656		1,780
Estimated interest component of rent	7		13		15		13		16		18
Preferred and senior common distributions	5,656		10,876		7,656		5,101		4,636		4,394
Total fixed charges and preferred and senior common distributions	$18,407		$35,459		$35,075		$35,871		$33,592		$31,506
Ratio of earnings to combined fixed charges and preferred distributions	N/A	(3)	N/A	(4)	N/A	(5)	N/A	(6)	N/A	(7)	N/A	(8)

(1)	We recognized a $14.2 million impairment loss and a $5.3 million gain on debt extinguishment as a result of our Roseville, MN deed-in-lieu transaction during the year ended December 31, 2014.

(2)	Interest expense includes dividends paid on our mandatorily redeemable term preferred stock. We fully redeemed our mandatorily redeemable term preferred stock during the year ended December 31, 2016.

(3)	For the six months ended June 30, 2018, earnings, as defined, were insufficient to cover fixed charges and preferred and common distributions by $4,182.

(4)	For the year ended December 31, 2017, earnings, as defined, were insufficient to cover fixed charges and preferred and common distributions by $15,815.

(5)	For the year ended December 31, 2016, earnings, as defined, were insufficient to cover fixed charges and preferred and common distributions by $11,354.

(6)	For the year ended December 31, 2015, earnings, as defined, were insufficient to cover fixed charges and preferred and common distributions by $1,505.

(7)	For the year ended December 31, 2014, earnings, as defined, were insufficient to cover fixed charges and preferred and common distributions by $10,538.

(8)	For the year ended December 31, 2013, earnings, as defined, were insufficient to cover fixed charges and preferred and common distributions by $2,867.
N/A: Not Applicable
The calculation of the ratio of earnings to combined fixed charges and preferred distributions is above. “Earnings” consist of net income from continuing operations and before fixed charges. “Fixed charges” consist of interest expense, amortization of deferred financing fees and the portion of operating lease expense that represents interest. The portion of operating lease expense that represents interest is calculated by dividing the amount of rent expense allocated to us by our Administrator as part of the administration fee payable under the Administration Agreement, by three, for the years ended December 31, 2013 to 2017 and for the six months ended June 30, 2018.